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 November 4, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Alan Campbell

Joe McCann

Re:	Petra Acquisition Inc.

Registration Statement on Form S-4

Filed September 20, 2021

File No. 333-259638

Dear Mr. Campbell and Mr. McCann:

On behalf of Petra Acquisition Inc. (the “Company”), we are hereby responding to the letter dated October 25, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-259638 (“Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-4

Cover Page

1.	We note that your cover page disclosure is five pages in length and duplicates much of the information contained in the Notice that immediately follows it. Please revise to make the cover page more concise. In your revision, please highlight the business combination consideration and agreed-upon pre-money valuation of Revelation.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the cover page to make it more concise and include on the cover page the requested disclosure.

Market and Industry Data, page 1

2.	We note your statements that (i) you have not independently verified the market and industry data contained in the proxy statement/prospectus or the associated underlying assumptions and (ii) your research has not been verified by any independent source. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure on page 1 of the Amended Registration Statement to indicate Petra’s responsibility for the statements in the proxy statement/prospectus.

Questions and Answers About the Proposals

What equity stake will current stockholders of Petra and Revelation Equityholders hold in New Revelation after the Closing?, page 7

3.	Please revise the response to this question to disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 7 of the Amended Registration Statement disclosing the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

What interests do Petra’s current officers and directors have in the Business Combination?, page 9

4.	Please revise the response to this question and your other conflict-of-interest disclosure throughout to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Please also quantify the fees that would be payable to LifeSci Capital upon the consummation of the Business Combination.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on pages 10, 25, 79, 88, and 118 of the Amended Registration Statement. We have also added a new Risk Factor addressing the rate of return risk on page 78.

Summary of the Proxy Statement/Prospectus

Revelation, page 16

5.	We note your statement here and on pages 145 and 197 that Revelation’s therapeutics and diagnostic platforms may be applied to a wide array of viral infections, including SARS- CoV-2, variants of SARS-CoV-2, Influenza A, Influenza B, parainfluenza, respiratory syncytial virus, rhinovirus, and others. Given Revelation’s current stage of development, it is premature to make this claim. Please revise to remove this sentence.

We further note your statement here and on pages 145 and 152 that REVx-99 works by boosting the body’s innate immune system, preventing the user from becoming infected or activating the innate immune system to combat early infections. You may state that REVx-99 is designed to boost the body’s innate immune system, with the goal of preventing a user from becoming infected or activating the innate immune system, but please revise this sentence to avoid the implication that REVx-99 has already demonstrated these characteristics.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 151 of the Amended Registration Statement.

6.	We note your statement here and on pages 145 and 197 that REVDx-501 is a rapid point- of-care diagnostic that can be used to detect various respiratory viral infections. Please revise this sentence here and throughout to reflect your disclosure elsewhere in the document that REVDx-501 has not been approved for marketing by the FDA or any other regulatory agency.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 16, 27, 36, 37 among others of the Amended Registration Statement.

Consideration to th e Revelation Equityholders in the Business Combination, page 17

7.	Please explain to us how your statement that the implied equity value of $128 million of the post-business combination company, assuming that shares of Petra trade at approximately $10 per share and that there are no redemptions, is consistent with your disclosure elsewhere in the prospectus indicating that (i) the combined company would have 19,597,689 shares of common stock outstanding, assuming no redemptions and (ii) the parties agreed a pre-money valuation of Revelation of $105 million and there is approximately $73.5 million in the trust account.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the referenced disclosure no longer appears in the document.

Reasons for the Business Combination, page 21

8.	Please revise the first sentence of the “REVTx-99” bullet to remove any implication that REVTx-99 can (i) be used to prevent or treat infections and (ii) boosts the body’s immune system and prevents users from becoming infected or activates innate immune response given that this product candidate is still in clinical trials.

Similarly, please revise the “REVTx-200” and “REVDx-501” bullets to remove any implication that either one is effective and to clarify that both are still in development.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 21 of the Amended Registration Statement.

9.	Please revise to provide the basis for your statements that (i) Revelation’s products are all based on a solid scientific foundation and (ii) Revelation has multiple near-term value driving milestones.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 22 of the Amended Registration Statement.

10.	Please disclose whether Petra’s board of directors considered any risks related to Revelation in evaluating the Business Combination. If Petra’s board considered such risks, please disclose them. Please also disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the risks related to Revelation that Petra’s board of directors considered in evaluating the Business Combination are set forth beginning on page 22 of the Amended Registration Statement. We have also provided updated disclosure beginning on page 109 of the Amended Registration Statement so that Petra’s reasons for approving the Business Combination and risks considered in evaluating the same, appear consecutively in the same section.

The Company has also added a risk factor, beginning on page 83 of the Amended Registration Statement, that discloses the risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information Basis of Presentation and Background, page 90

11.	We note your statement that the Company’s net tangible asset value would not fall below $5,000,001 even in a full redemption scenario. Please revise to provide the basis for this statement.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure to clarify that the business combination will not be consummated if the net tangible asset value would fall below $5,000,001.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 92

12.	Please explain to us where the adjustment in Note (D) is included in the pro forma condensed combined balance sheet.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that there was a scriveners error and that there is no Note (D).

13.	Please expand your description in Note (G) to the pro forma condensed combined balance sheet to explain the circumstances that resulted in the change of classification of the private warrants from liability to equity upon closing of the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 94 of the Amended Registration Statement.

Proposal 1 -- The Business Combination

Proposal Payment of Expenses, page 100

14.	Please revise this section to disclose the nature of Petra and Merger Sub’s outstanding expenses and the anticipated recipients of these payments.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 101 of the Amended Registration Statement.

Background of the Business Combination, page 103

15.	Please revise this section to describe how Petra’s board of directors determined an initial $75M pre-money valuation of Revelation as well as how and why Petra agreed to increase the pre-money valuation of Revelation to $105M. In your revisions, please present the calculations and analysis utilized by Petra’s management and board of directors in determining these valuations. Discuss any forecasts and all material assumptions underlying the valuations and consideration proposed by either party.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 105 of the Amended Registration Statement.

16.	Please revise this section to discuss how Petra’s management and board of directors conducted business and scientific due diligence on Revelation. To the extent that Petra did not retain third-party experts to conduct scientific due diligence, please revise to explain why Petra’s board of directors determined that retaining such experts was not necessary.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 107 of the Amended Registration Statement.

17.	Please revise your disclosure here and in the Summary of the Proxy Statement/Prospectus, to clarify and highlight, if true, that Petra, Revelation and their respective representatives, including LifeSci Capital, engaged in transaction discussions and negotiations from May 2021 to August 20, 2021 before Petra’s board of directors was informed of that LifeSci Venture had conflicts of interest stemming from their ownership stake in Revelation. Also, revise the Q&A on page 7 to explain why the Board obtained the fairness opinion.

RESPONSE: The Company acknowledges the Staff’s comment and has provided clarifying disclosure on page 105 and 107 of the Amended Registration Statement to indicate that the board was aware of the potential conflict throughout the negotiations. The Q&A on page 8 has also been revised.

18.	Please revise this section to disclose (i) the mechanics of Revelation’s proposed scaling forfeitures of sponsor equity and certain fees and expenses if Petra’s trust account experienced certain levels of redemptions and (ii) why Petra’s board of directors determined that it was fair to and in the best interests of Petra and its stockholders to increase the pre-money valuation of Revelation from $75M to $105M instead of accepting Revelation’s proposed changes regarding sponsor equity and the related fees and expenses.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 107 of the Amended Registration Statement.

19.	With reference to the disclosure on page 105, please revise to identify the other transactions that Petra was exploring and disclose why such transactions were not pursued. Also, please tell us, and revise to indicate if applicable, whether Revelation had discussions with other SPACs and whether any offers (preliminary or otherwise) were made by or to Revelation.

RESPONSE: The Company acknowledges the Staff’s comment and has provided revised disclosure beginning on page 106 of the Amended Registration Statement to clarify that the “other transactions” refers to Target 4 and Target 5 which are discussed on page 105, including the reasons that discussions with those targets were eventually discontinued.

In addition, Revelation has informed the Company that Revelation had no discussions with other SPACs and no offers (preliminary or otherwise) were made by or to Revelation.

20.	Please revise the disclosure on page 104 concerning the May 19 to May 25 discussions to describe the illustrative pro forma capitalization scenarios and to explain the aspects of the “structure of the Petra SPAC” that were discussed.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 106 of the Amended Registration Statement.

The Petra Board’s Reasons for the Approval of the Business Combination, page 106

21.	Please provide the reasons why Petra’s Board approved the Business Combination. Please also discuss any risks related to the Business Combination that were considered by Petra’s Board.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the risks related to Revelation that Petra’s board of directors considered in evaluating the Business Combination are set forth beginning on page 22 of the Amended Registration Statement. We have also provided updated disclosure beginning on page 109 of the Amended Registration Statement so that Petra’s reasons for approving the Business Combination and risks considered in evaluating the same, appear consecutively in the same section.

Opinion of the Petra Financial Advisor, page 107

22.	To the extent that Scalar relied on financial projections in connection with delivering its fairness opinion, please present these projections in the filing.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that Scalar did not rely on financial projections in connection with delivering its fairness opinion.

23.	We note the disclosure on page 107 that Scalar compared Revelation to similarly situated public companies. We also note that Revelation’s lead product candidate has completed a Phase 1 trial but does not appear to have clinical efficacy data at this point. Accordingly, please revise to clarify whether Scalar selected companies that had clinical efficacy data or had received regulatory approval for its lead product candidate. If so, please revise the tables to show the development stage attained by each identified company.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure on pages 107 through 116 of the Amended Registration Statement.

Revelation Selected Comparable SPAC Reverse Merger Transactions Analysis, page 110

24.	We note your statement that Scalar selected the transactions in the table based on industry sector and “other transaction characteristics.” Please revise to specify the other transaction characteristics that Scalar used in determining that these companies were similar to Revelation.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 115 of the Amended Registration Statement.

Overview, page 145

25.	Please revise to disclose when Revelation commenced the Phase 1 clinical trial of REVTx-99 in Australia. With a view to disclosure, please tell us whether development efforts relating to REVTx-99 were undertaken prior to Revelation’s formation in May 2020.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 152 of the Amended Registration Statement. No development efforts relating to REVTx-99 were undertaken prior to Revelation’s formation in May 2020.

Information About Revelation

Our Pipeline, page 147

26.	Your disclosure throughout the prospectus indicates that REVTx-99 has not yet commenced a Phase 2 clinical trial. Accordingly, please shorten the arrows for REVTx-99 in the pipeline chart so that they do not extend past the Phase 1 column.

Your pipeline chart also indicates that Revelation has completed clinical testing for REVDx-501. Please expand your disclosure in the Business sections to fully describe the clinical trials of REVDx-501.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 153 of the Amended Registration Statement.

Intellectual Property, page 167

27.	Please revise this section to disclose the jurisdictions of your patent applications as well as the expiration dates of the patents, if issued.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 172 of the Amended Registration Statement.

Description of New Revelation’s Securities After the Business Combination Exclusive Forum, page 218

28.	Please revise here and elsewhere in your registration statement to disclose whether New Revelation’s forum selection provision applies to actions arising under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 216 and 224 and 234 of the Amended Registration Statement.

Beneficial Ownership of Securities, page 230

29.	Please revise the footnotes to the beneficial ownership table to disclose the natural persons who hold voting and/or dispositive control over the shares held by Polar Multi-Strategy Master Fund and AXA IM Prime Impact Fund.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 238 of the Amended Registration Statement.

Certain Relationships and Related Person Transactions, page 233

30.	Please revise this section to disclose the material terms of the AXA Voting Agreement discussed on page 188 and file the agreement as an exhibit to your registration statement.

RESPONSE: The voting agreement with AXA has not been described in the Amended Registration Statement, nor has it been filed as an exhibit, inasmuch as it relates to the voting of Revelation's securities and not the securities of Petra or New Revelation. Furthermore, the voting agreement will terminate upon closing of the Business Combination.

31.	Please revise to disclose the valuations accorded to Revelation in December 2020, May 2020 and January 2021 when LifeSci made its investments.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 240 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences

U.S. Holders, page 238

32.	Please revise this section to indicate that it constitutes the opinion of your tax counsel and file the opinion as an exhibit to your registration statement. We also note your disclosure that the parties intend for the merger to be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section368(a) of the Internal Revenue Code and/or as part of a tax-deferred transaction pursuant to Section 351 of the Code. Please revise your disclosure to express a firm opinion for each material tax consequence, or explain why such an opinion cannot be given, and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Please also remove any statement that assumes the material tax consequences at issue. Refer to Section III of Staff Legal Bulletin 19.

RESPONSE: The Company acknowledges the Staff’s comment and has provided updated disclosure beginning on page 243 of the Amended Registration Statement and has filed tax counsel opinions as exhibits thereto.

Exhibits

33.	Please file the Global Health Agreement discussed on page 166 as an exhibit to your registration statement.

RESPONSE: The Company has filed the agreement as a new exhibit.

Please call me at (212) 407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo
Alex Weniger-Araujo
Partner